August 29, 2017	CANADIAN IMPERIAL BANK OF COMMERCE
VIA EDGAR	Commerce Court West
199 Bay Street, 11th Floor
Toronto, ON M5L 1A2

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:               Christopher Dunham, Staff Attorney

Dietrich A. King, Assistant Director

Re:                             Canadian Imperial Bank of Commerce

Registration Statement on Form F-3 (File No. 333-219550)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Dunham:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Canadian Imperial Bank of Commerce (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 9:00 a.m., Eastern Time, on August 31, 2017, or as soon as practical thereafter.

If you have any questions or comments, please do not hesitate to contact me at (416) 980-5186 or David S. Bakst at Mayer Brown LLP at (212) 506-2551 . In addition, please notify Mr. Bakst when this request for acceleration has been granted.

Thank you for your attention to this matter.

* * * * * *

Sincerely,

Canadian Imperial Bank of Commerce

By:	/s/ Christopher J. Anderson
	Name:	Christopher J. Anderson
	Title:	Senior Vice President, Corporate Development

cc: David S. Bakst, Mayer Brown LLP